SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE SIX MONTHS ENDED JUNE 30, 2002

PE 6-30-02

COMMISSION FILE NUMBER 0-28778

02052893

TESCO CORPORATION

(Exact name of Registrant as specified in its charter)

CANADA

(State or other jurisdiction of incorporation or organization)

6204 - 6A STREET SOUTHEAST, CALGARY, ALBERTA, CANADA T2H 2B7
(Address of principal executive office)

Registrant's telephone number, including area code: (403) 233-0757

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _____ Form 40-F √

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(o) under the Securities Exchange Act of 1934.)

Yes _____ No √

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesco Corporation

Martin Hall
Senior Vice President, Finance

Date: June 23, 2002

TESCO

Tesco Corporation Reports Results for Second Quarter

For Immediate Release

Trading Symbol:
"TESOF" on NASDAQ
"TEO" on TSX

August 15, 2002

Second Quarter to June 30, 2002

Tesco Corporation reports a loss for the three months ended June 30, 2002 of $0.8 million ($0.02 per diluted share). This compares with a loss for the previous quarter of $1.3 million ($0.02 per diluted share) and net earnings from continuing operations for the second quarter of 2001 of $6.9 million ($0.20 per diluted share). Revenues, which continue to reflect lower levels of worldwide drilling activity, were $34.4 million down slightly from the previous quarter's revenues of $38.5 million and down significantly from the comparable quarter last year, when the Corporation achieved record revenues of $56.9 million.

Millions of Cdn Dollars (except per share amounts)	**Three Months Ended June 30, 2001**	Three Months Ended June 30, 2001
Revenue	**34.4**	56.9
EBITDA	**2.6**	15.8
Net earnings (loss):		
Continuing operations	**(0.8)**	*6.9*
Discontinued operations	**-**	-
Net earnings (loss)	***(0.8)***	6.9
Earnings (loss) per share (diluted - $/share):		
Continuing operations	***$(0.02)***	*$0.20*
Discontinued operations	**-**	-
Earnings (loss) per share	***$(0.02)***	$0.20
Working capital	**179.5**	182.5
Shareholders' equity	**239.4**	226.5

Tesco Corporation

6204 - 6A Street S.E., Calgary, Alberta, Canada T2H 2B7 Telephone: (403) 233-0757 Fax: (403) 252-3362

Six Months Results

The Corporation's loss for the first six months of 2002 was $2.1 million ($0.06 per diluted share), compared to net earnings from continuing operations of $24.5 million ($0.72 per diluted share) in the first six months of 2001; the prior years number includes an after tax gain on sale of assets of $12.2 million ($0.36 per diluted share). Revenues for the first six months of 2002 were $72.9 million compared to $111.9 million for the same period in the prior year.

Millions of Cdn Dollars (except per share amounts)	**Six Months Ended June 30, 2002**	Six Months Ended June 30, 2001
Revenue	**72.9**	111.9
EBITDA	**4.6**	41.5
Net earnings (loss)		
Continuing operations		
- excluding gain on sale of assets	***(2.1)***	*12.3*
- gain on sale of assets	**-**	*12.2*
Continuing operations	***(2.1)***	*24.5*
Discontinued operations	**-**	*0.5*
Net earnings (loss)	**(2.1)**	25.0
Earnings (loss) per share (diluted - $/share)		
Continuing operations		
- excluding gain on sale of assets	***$(0.06)***	*$0.36*
- gain on sale of assets	**-**	*$0.36*
Continuing operations	***$(0.06)***	*$0.72*
Discontinued operations	**-**	*$0.01*
Earnings (loss) per share	**$(0.06)**	$0.73

Strategic Plan

Most industry analysts have altered their view of the near-term future, suggesting that the industry's recovery from the current reduced levels of drilling activity may arrive later than the third quarter of 2002 as originally anticipated. Nonetheless the Company is executing its Strategic Plan (introduced in its June conference call), and reports that the commercialization of its proprietary Casing Drilling™ technology is advancing as planned. The project, which began as a concept in early 1995, has progressed from early tool design and lab and field-testing of the process to the beginning of commercial grade tool production and the marketing of full Casing Drilling™ services. The Company is on track for a September start-up of the first of three dedicated Casing Drilling™ rigs in South Texas. The Company's build program is proceeding on a very cost effective basis, the timing having corresponded well with the current economic slowdown.

The Company is also pleased to report that despite the negative impact of reduced drilling activity on the rental business, top drive sales are somewhat ahead of expectations, with a strong order book for the remainder of the year.

For further information please contact:
R.M. Tessari or Martin Hall
Tesco Corporation
(403) 233-0757

FORWARD-LOOKING STATEMENTS

This presentation contains statements that may constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding expectations of future revenues, activities, capital expenditures and earnings and technical results. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the background risks of the drilling services industry (e.g. operational risks; potential delays or changes in plans with respect to customers' exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to levels of rental activities; uncertainty of estimates and projections of costs and expenses; risks in conducting foreign operations (e.g. political and fiscal instability) and exchange rate fluctuations); uncertainty and risks in technical results and performance of technology; and other uncertainties

TESCO

innovations en technologie de forage innovation en der bohrtechnik 革新鑽井技術 inovace v technologii vrtání
inovações em tecnologia de perfuração pembaharuan pemboran teknologi инновации в технологии бурения
innovaciones en la tecnología de perforaciones **innovations in drilling technology** 착암 기술의 혁신
ابتکارات در حفرچاه براساس فن شناسی sondaj uygulamalarındaki son gelişmeler innovationer inom borteknologi
нови технологии на сонлиране เทคโนโลยีการขุดเจาะในรูปแบบใหม่ inovacije u tehnologiji naftnih bušenja

TESCO CORPORATION

2002 SECOND QUARTER REPORT

For the Six Months ended June 30, 2002

TESCO CORPORATION is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry. The Corporation's mandate is to change the way people drill wells by delivering safer and more efficient solutions that add real value by reducing the costs of drilling for and producing oil and gas. With a history of technical innovation and superior customer service, Tesco continues to set new standards.

Table of Contents

President's Message

Industry Conditions

The second quarter of 2002 was a period of considerable uncertainty in the worldwide oil & gas and oil services industries. Expectations of a quick economic recovery were not fulfilled, gas demand and prices continued to be disappointing and drilling activity remained weak. In this environment, demand for oilfield goods and services was disappointing. Nowhere was this more apparent than in the United States, where the Baker Hughes rig count in late July was at 833 rigs, down 34% from a year ago. Most of that decline came from reduced land drilling, the primary market for Tesco's top drives. In Canada, the traditional spring breakup also had a negative effect on activity, although overseas markets held up somewhat better. Year-to-year rig count comparisons were also unfavorable.

These industry conditions, as well as Tesco's decision to accelerate product development outlays for our revolutionary Casing Drilling™ technology, resulted in a significant decline in earnings and revenues compared to last year. Early in the second quarter, Tesco Corporation publicly projected that it anticipated a small loss in the quarter, and actual results were in line with expectations.

Despite the difficult first half environment, we are confident that as the industry rebounds in the latter half of the year, we will see a positive outcome for our shareholders. From an industry perspective, there is reason for optimism. In the U.S., the rig count bottomed in April and has strengthened since then. Natural gas prices have held up well in the face of weak demand. This may reflect the effects of reduced drilling activity on productive capacity. A deteriorating supply situation should lead to a recovery in drilling activity in the second half of the year. In Canada, rig activity is gaining seasonally and the Petroleum Services Association of Canada recently increased its estimate of Canadian oil and gas wells for 2002 to 14,700, a 10% increase over its previous projection made in January. Although this estimate still represents a decline from the 18,181 wells drilled in 2001, it indicates a growing optimism for the remainder of the year.

From a company perspective, Tesco's top drive business should be a major beneficiary from a recovery in drilling, especially as land drilling rebounds. Moreover, deviated and horizontal well activity continues to grow in importance, a market particularly suited to top drives. In addition, we expect to consummate a number of important new agreements with both operators and drilling companies to accelerate the commercialization of our Casing Drilling™ business.

Second Quarter Results

The Corporation reported revenues in the second quarter of $34.3 million compared to $56.9 million a year ago and a loss of $0.8 million compared to net earnings of $6.9 million last year. The diluted loss per share was $0.02 compared to a $0.20 of earnings last year.

For the first six months of 2002 revenues were $72.9 million compared to $111.9 million in 2001, while the net loss was $2.1 million ($0.06 per diluted share) compared to earnings of $24.5 million ($0.72 cents per diluted share). Prior year earnings included an after tax gain of $12.1 million ($0.36 per share) from the sale of the Corporation's underbalanced drilling business.

In Q2 2002, the Corporation recorded 4,406 top drive operating days compared to 7,337 in Q2 2001. In the first half, there were 9,605 operating days compared to 14,836 last year. Top drive sales by contrast held up well, with 14 top drive systems delivered during the first half of the year, contributing to total Products Division revenues of $25.7 million. In the first half of 2001, Tesco delivered ten top drive systems and total Products Division revenues were $27.7 million.

As anticipated, product development expenditures were $3.1 million in this year's second quarter and $7.0 million for the first half, compared to $2.5 million and $4.3 million, respectively, last year.

Casing Drilling™

Tesco will build, own and operate three rigs in a two-year development drilling program in the South Texas Lobo natural gas trend. The first rig is expected to be on location in South Texas by the end of September 2002. The other two rigs will follow the first rig sequentially, and be on location ready to work by December 31, 2002. Currently, Tesco has completed the drilling of 17 wells in this field using Drillers Tech Rig #4.

After experiencing some early mechanical difficulties on the first three wells, the drilling performance has consistently matched or exceeded the conventional overall drilling time. In addition to the time savings resulting from the casing drilling process, this drilling program has experienced a marked decrease in "unscheduled events," the many downhole problems that can delay or prevent completion of wells and add significantly to well costs. Historically, Lobo wells have regularly experienced lost circulation and stuck pipe problems not encountered to date in the wells drilled with Tesco's Casing Drilling™ technology.

Conoco, Inc. and Tesco presented a technical paper at the IADC World Drilling Conference in Spain in June 2002. The paper, which dealt with Tesco's Casing Drilling™ system and its unique capabilities, concluded that drilling with casing resulted in significant time and cost savings on wells drilled in the Lobo field.

Tesco has been working with Shell Expro U.K. on various applications of Casing Drilling™ for efficiently drilling extended reach wells from one of the Brent Platforms in the North Sea. In May 2002, Tesco staff were on site in Aberdeen, Scotland to test a new Casing Drilling™ directional technology developed specifically for this project. This test was a necessary dress rehearsal before offshore operations could commence. Tesco operated as the lead contractor and co-ordinated several local service companies and supervised the onsite test. The test successfully demonstrated our techniques and proved the field-worthiness of our custom designed tools. On the strength of this successful demonstration, Tesco has been contracted by Shell Expro U.K. to provide underreamer services to drill an enlarged hole below an already cemented casing string to aid in the installation of an expandable liner. Conventional underreamers have not performed well in rotary drilling applications and this test is meant to prove out the reliability of Tesco's underreamer prior to commencing Casing Drilling™ operations. The newly developed Tesco Type 7 underreamer designed explicitly to Casing Drill in highly deviated and horizontal well bores has been mobilized to the North Sea for an imminent job under this contract. This project represents another unique application of the Tesco Casing Drilling™ technology in the rapidly emerging market for expandable tubulars.

To accelerate the commercialization of Casing Drilling™, Tesco has entered into discussions with a number of the world's leading oil and gas companies to identify and plan projects to demonstrate the technology's effectiveness in the field. To commercially deploy Casing Drilling™ technology, Tesco has identified five main markets that will be important revenue sources: contract drilling services, manufacture and modification of rigs, rental services, consumables and casing running services. The Company's plans to exploit these opportunities were discussed in detail in a conference call held on June 18, 2002. A copy of the conference call transcript can be found in the Investor Relations section on our website. www.tescocorp.com



R.M. Tessari
President and CEO

August 15, 2002

Management's Discussion and Analysis

The following Management's Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the six months ended June 30, 2002 and the audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2001.

RESULTS OF OPERATIONS

Three and six months ended June 30, 2002 and 2001

Revenues

Services Division

The following is a summary of the third party revenues of the Services Division for the periods indicated:

Thousands of Canadian Dollars

	Three months ended June 30			Six months ended June 30		
	2002	2001	2000	**2002**	2001	2000
Portable Top Drives	**19,691**	34,682	14,614	**42,431**	66,344	29,988
Casing Drilling™	**1,741**	–	–	**3,390**	–	–
Well Control	**303**	807	816	**1,137**	6,875	3,405
Underbalanced Drilling	–	737	1,302	–	3,270	3,946
Other	**213**	3,576	–	**213**	7,728	–
	21,948	39,802	16,732	**47,171**	84,217	37,339

Services Division revenues continue to be adversely affected by depressed levels of worldwide drilling activity, particularly in Canada and the U.S. Second quarter activity was almost exclusively generated from top drive services, with a small increase in the revenue contribution compared with the first quarter from the Casing Drilling™ contract in Texas due to an increased number of operating days. Some increase in activity has occurred in July, with the average daily number of active top drives returning to over fifty from Q2's average of 48. Management expects that the balance of the year will continue to show a gradual increase in activity levels.

The geographical distribution of top drive operating days over the periods indicated is as follows:

Operating days

	Three months ended June 30						Six months ended June 30					
	2002		2001		2000		**2002**		2001		2000	
Region	**Days**	**%**	Days	%	Days	%	**Days**	**%**	Days	%	Days	%
United States	**1,603**	**36**	3,305	45	2,379	60	**3,276**	**34**	6,438	43	4,125	50
Canada	**224**	**5**	1,043	14	331	8	**1,417**	**15**	2,666	18	1,745	21
S. America	**875**	**20**	1,195	16	605	15	**1,644**	**17**	2,319	16	1,006	12
Mexico	**806**	**19**	756	10	309	8	**1,649**	**17**	1,428	10	866	10
Asia/Pacific	**618**	**14**	528	8	282	7	**1,091**	**11**	1,087	7	452	5
Europe, Africa, Mid-East	**280**	**6**	510	7	90	2	**528**	**6**	898	6	90	2
	4,406		7,337		3,996		**9,605**		14,836		8,284	

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

Thousands of Canadian Dollars

	Three months ended June 30			Six months ended June 30		
	2002	2001	2000	**2002**	2001	2000
Portable Top Drives	**8,555**	16,181	5,489	**18,549**	24,313	7,368
Drilling Rigs	–	412	3,291	-	2,634	6,526
Other	**3,867**	487	1,474	**7,145**	734	2,000
Total third party	**12,422**	17,080	10,254	**25,694**	27,681	15,894
Internal sales	**9,418**	8,284	5,177	**11,843**	18,555	5,971
Total revenues	**21,840**	25,364	15,431	**37,537**	46,236	21,865

Demand from drilling contractors to purchase top drives, although not at the level experienced in 2001, continues to be steady, with nine complete units delivered in Q2 and 14 for the year to date. The increasing number of Tesco top drives owned by third parties accounts for the increase in other revenues, which consist primarily of after sales support services.

Gross Profit

Gross profit in Q2 returned to a more normal 42% from 34% in Q1, due primarily to higher margins on top drive sales activity. Despite the challenging drilling environment, management has maintained average daily top drive rates above $4,400, which also has contributed to the Corporation's ability to achieve more normal gross profit margins.

Expenses

Product Development

Product development expenses declined slightly during Q2 compared with Q1 as the Corporation wound down its Casing Drilling™ testing program in Calgary. The Corporation is in the process of setting up its original test rig in Texas for use as a training and testing center for Casing Drilling™, which will allow the Drillers Technology rig that was being used for the Calgary testing program to be redeployed.

Selling, General and Administrative

Selling, general and administrative expenses were adversely impacted by three items in Q2. A full provision was made against a substantial receivable from a customer who declared bankruptcy subsequent to the end of the quarter. Corporate insurance expense increased in the quarter as policy renewals were affected by the events of September 11 and some upward adjustments were made to prior year's premiums as a result of higher than anticipated activity levels in 2001. Tesco incurred significant marketing expenses associated with two major trade shows during the quarter and the continuing promotion of Casing Drilling™. The one-time effect of these items is approximately $900; management expects S,G&A to average about $2.5 million a month for the rest of the year.

Depreciation

Depreciation expense declined in the quarter in line with the decrease in operating activity.

Financial (Income) Expense

As described in Note 8 to the quarterly financial statements, the Corporation entered into an interest swap arrangement during Q2. This swap generated a saving in interest expense for the quarter of $257. This saving will not be maintained as management concluded that the longer term trend for interest rates was unfavorable and closed its swap position in July for cash consideration of US$426.

Income Taxes

Despite being in an overall loss position for the quarter and year to date, the Corporation must still reflect a current tax liability. This is due to the incidence of certain taxes that are determined based on measures other than profitability, in particular the Canadian Large Corporations Tax, and the fact that certain of the Corporation's international activities are carried out through foreign subsidiaries that are profitable. Overall, after providing for future taxes, the Corporation's tax recovery reflects a tax rate that is consistent with historical trends.

ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements that will require changes to the Corporation's significant accounting policies, nor is management contemplating any such changes.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's cash position, although still very strong, has been reduced during the year by the losses incurred and continued investment in building equipment to support the anticipated rebound in drilling activity and the commercialization of Casing Drilling™. Cash of $5,630 has also been committed in Mexico in the course of fighting the Corporation's tax reassessment in that country (described in Note 9 to the financial statements).

Management expects to return to generating cash from operations in Q3. The purchase of land and the construction of the new Calgary facility are expected to cost approximately $40 million and be completed by the end of 2003.

OUTLOOK

Management expects recent signs of a recovery in drilling activity levels to continue, albeit slowly, resulting in a return to profitability in Q3 and subsequent periods. The Corporation will focus on maintaining its dominant position in the land portable top drive market and penetrating the market for replacement top drives on offshore rigs. Development of the market for Casing Drilling™ services will continue, with the latter part of this year seeing the commissioning of three new Casing Drilling™ rigs that are committed to working for Conoco in Texas, the start of Casing Drilling™ operations for Shell in the North Sea and the commencement of a Casing Drilling™ water well program in Algeria.

SEGMENT INFORMATION

Three and six months ended June 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

Three months to: June 30, 2002 / June 30, 2001

Operations:	June 30, 2002 Revenues Internal	June 30, 2002 Revenues Third party	June 30, 2002 Depreciation and amortization	June 30, 2002 Earnings before taxes	June 30, 2001 Revenues Internal	June 30, 2001 Revenues Third party	June 30, 2001 Depreciation and amortization	June 30, 2001 Earnings before taxes
Products	9,418	12,422	270	2,548	8,284	17,080	203	3,860
Services	2,293	21,948	2,036	3,021	–	39,802	2,510	11,321
	11,711	34,370	2,306	5,569	8,284	56,882	2,713	15,181
Intersegment eliminations			3	34			(91)	(639)
Product development expense			–	(3,286)			–	(2,113)
Corporate items			432	(3,480)			364	(1,033)
			2,741	(1,163)			2,986	11,396
Discontinued operations			–	–			195	(27)
			2,741	(1,163)			3,181	11,369

Geographic:	June 30, 2002 Revenues	June 30, 2001 Revenues
Canada	3,076	10,166
United States	13,328	29,452
Mexico	3,409	3,106
South America	4,266	7,337
South East Asia	5,978	3,502
Europe, Africa and Middle East	4,313	3,319
	34,370	56,882

Six months to: June 30, 2002 / June 30, 2001

Operations:	June 30, 2002 Revenues Internal	June 30, 2002 Revenues Third party	June 30, 2002 Depreciation and amortization	June 30, 2002 Earnings before taxes	June 30, 2001 Revenues Internal	June 30, 2001 Revenues Third party	June 30, 2001 Depreciation and amortization	June 30, 2001 Earnings before taxes
Products	11,843	25,694	533	1,085	18,555	27,681	403	4,858
Services	3,551	47,171	4,224	8,698	–	84,217	5,429	26,745
	15,394	72,865	4,757	9,783	18,555	111,898	5,832	31,603
Intersegment eliminations			6	214			(157)	(2,851)
Product development expense			–	(6,982)			–	(3,835)
Corporate items			857	(6,394)			711	10,465
			5,620	(3,379)			6,386	35,382
Discontinued operations			–	–			337	896
			5,620	(3,379)			6,723	36,278

Geographic:	June 30, 2002 Revenues	June 30, 2001 Revenues
Canada	9,654	23,992
United States	29,474	50,176
Mexico	7,181	10,223
South America	7,828	13,451
South East Asia	11,547	6,827
Europe, Africa and Middle East	7,181	7,229
	72,865	111,898

Consolidated Balance Sheets

At June 30, 2002 and December 31, 2001
(Thousands of Canadian Dollars)
Unaudited

	June 30, 2002	December 31, 2001 (restated)
	$	$
ASSETS		
Current assets		
Cash and short term deposits	113,253	134,568
Accounts receivable	50,137	67,588
Income taxes recoverable	2,876	–
Inventories	41,214	29,426
	207,480	231,582
Capital assets	109,739	95,026
Investment	10,347	10,293
Intangible and other assets	15,700	10,824
	343,266	347,725
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	28,026	28,917
Income taxes payable	–	588
	28,026	29,505
Long term debt (notes 7 and 8)	70,408	73,811
Future income taxes (note 7)	5,460	7,342
	103,894	110,658
Contingency (note 9)		
SHAREHOLDERS' EQUITY		
Share capital (note 5)	151,370	146,983
Retained earnings (note 7)	88,002	90,084
	239,372	237,067
	343,266	347,725

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

Three and six months ended June 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

	Three months		Six months	
	2002	2001 (restated)	2002	2001 (restated)
	$	$	$	$
REVENUES				
Sales	34,370	56,882	72,865	111,898
Cost of sales	19,975	33,878	45,418	67,057
Gross profit	14,395	23,004	27,447	44,841
EXPENSES				
Product development	3,073	2,507	7,025	4,305
Selling, general and administration	9,103	6,860	16,719	12,993
Depreciation and amortization	2,741	2,986	5,620	6,386
Financial (income) expense (notes 2 and 6)	641	(745)	1,462	965
	15,558	11,608	30,826	24,649
Earnings (loss) before gain on sale of assets, income taxes and discontinued operations	(1,163)	11,396	(3,379)	20,192
Gain on sale of assets (note 3)	–	–	–	15,190
Earnings (loss) before income taxes and discontinued operations	(1,163)	11,396	(3,379)	35,382
Income taxes				
Current	109	2,654	577	8,024
Future	(507)	1,818	(1,874)	2,866
	(398)	4,472	(1,297)	10,890
Net earnings (loss) from continuing operations	(765)	6,924	(2,082)	24,492
Discontinued operations (note 4)	–	(17)	–	531
Net earnings (loss) for the period	(765)	6,907	(2,082)	25,023
Retained earnings, beginning of period (note 7)				
– as originally reported	88,767	74,676	92,236	54,449
– effect of change in accounting policy (note 7)	–	(2,038)	(2,152)	73
– as restated	88,767	72,638	90,084	54,522
Retained earnings, end of period	88,002	79,545	88,002	79,545
Earnings (loss) per share:				
Basic – Continuing operations, including gain on sale of assets	$ (0.02)	$ 0.20	$ (0.06)	$ 0.73
Discontinued operations	$ –	$ –	$ –	$ 0.02
Net earnings	$ (0.02)	$ 0.20	$ (0.06)	$ 0.75
Diluted – Continuing operations, including gain on sale of assets	$ (0.02)	$ 0.20	$ (0.06)	$ 0.72
Discontinued operations	$ –	$ –	$ –	$ 0.01
Net earnings	$ (0.02)	$ 0.20	$ (0.06)	$ 0.73
Weighted average number of shares:				
Basic	34,214,785	33,707,364	34,070,450	33,337,525
Diluted	34,709,059	34,550,535	34,575,583	34,211,967

CONSOLIDATED STATEMENT OF CASH FLOWS

Three and six months ended June 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

	Three months		Six months	
	2002	2001 (restated)	2002	2001 (restated)
	$	$	$	$
OPERATING ACTIVITIES				
Net earnings (loss) from continuing operations for the period	(765)	6,924	(2,082)	24,492
Adjusted for items not involving funds				
Future income taxes	(507)	1,818	(1,874)	2,866
Depreciation and amortization	2,741	2,986	5,620	6,386
Gain on sale of assets	–	–	–	(15,190)
Amortization of financial items		121		247
Unrealized (gains) losses on exchange on long term debt	(3,457)	(2,880)	(3,403)	642
Equity in earnings of affiliate	85	(282)	(54)	(675)
	(1,903)	8,687	(1,793)	18,768
Changes in non-cash balances affecting operations (note 6)	(2,117)	(8,011)	(1,052)	(10,047)
Cash from (used in) discontinued operations	–	21	–	1,044
	(4,020)	697	(2,845)	9,765
INVESTING ACTIVITIES				
Additions to capital assets	(14,102)	(9,021)	(20,744)	(18,355)
Increase (decrease) in accounts payable	4,301	3,325	2,360	2,958
	(9,801)	(5,696)	(18,384)	(15,397)
Proceeds on sale of capital assets	276	21,891	411	50,616
Payment in respect of Mexican tax reassessment (note 9)	(5,630)		(5,630)	
Changes in other assets	(1,528)		413	
Issue of notes receivable	–	–	–	(317)
Payments received on notes	70	208	333	
	(16,613)	16,403	(22,857)	34,902
FINANCING ACTIVITIES				
Issue of share capital	2,046	2,336	4,387	12,594
Net increase (decrease) in cash position during period	(18,587)	19,436	(21,315)	57,261
Cash – beginning of period	131,840	94,401	134,568	56,576
Cash – end of period	113,253	113,837	113,253	113,837

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three and six months ended June 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

1. Accounting Policies

These financial statements, except as disclosed in Note 7, follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation's audited consolidated financial statements *for the year ended December 31, 2001.*

2. Financial (Income) Expense

	Three months		Six months	
	2002	2001 (restated)	2002	2001 (restated)
Interest income	$ (647)	(1,276)	(1,334)	$ (2,169)
Interest expense	983	1,398	2,375	2,740
Foreign exchange (gain) loss	498	(822)	734	81
Other financial items	(193)	(45)	(313)	313
	$ 641	$ (745)	$ 1,462	$ 965

Other financial items includes the Corporation's equity interest in the earnings (loss) of Drillers Technology Corporation for the three and six months ended June 30, 2002 of $(85) and $54 respectively (2001: $282 and $675).

3. Sale of Assets

On March 9, 2001, the Corporation sold all of its underbalanced drilling systems and related equipment, all of which were owned by the Services Division, for gross proceeds of US$32,820. The gain on sale was:

Proceeds – gross	$ 50,669
– transaction costs	1,843
	48,826
Net book value of assets sold	33,636
Gain on sale	$ 15,190

After deducting income taxes of $3,038 attributable to this gain, the sale of these assets contributed $0.36 to basic and diluted earnings per share.

4. Discontinued Operations

On May 10, 2001, the Corporation decided to dispose of its Completions Division and retained financial *advisors to source offers to purchase this business as a going concern. Consequently, the operating results of this* Division up to this date have been segregated in these financial statements as discontinued operations. On July 31, 2001, the Corporation concluded an agreement to sell the business of the Division for cash proceeds of $20 million.

	Three months		Six months	
	2002	2001	2002	2001
Sales	$ –	$ 6,044	$ –	$ 12,780
Earnings from operations before tax	$ –	$ (27)	$ –	$ 896
Income taxes	–	10	–	(365)
Net earnings	$ –	$ (17)	$ –	$ 531

Under the terms of the sale, the Corporation retained the financial assets and liabilities, including cash and accounts receivable and payable, with a book value of $3,317. At June 30, 2002, the book value of these assets was $910.

5. Share Capital

Periods ended	June 30, 2002		June 30, 2001	
Issued common shares:	# of shares	$	# of shares	$
Balance, January 1	33,891,931	146,983	32,735,964	134,004
Issued for cash on exercise of options	217,749	2,341	909,234	10,258
Balance, March 31	34,109,680	149,324	33,645,198	144,262
Issued for cash on exercise of options	182,466	2,046	210,932	2,336
Balance, June 30	34,292,146	151,370	33,856,130	146,598

Stock options:	# of options	Average exercise price	# of options	Average exercise price
Balance, January 1	2,123,967	$ 12.51	2,787,534	$ 10.58
Granted	525,000	$ 19.35	645,000	$ 17.90
Exercised	(217,749)	$ 10.78	(909,234)	$ 11.28
Expired	(61,750)	$ 12.47	(43,300)	$ 7.92
Balance, March 31	2,369,468	$ 14.28	2,480,000	$ 12.24
Exercised	(182,466)	$ 11.21	(210,932)	$ 10.46
Expired	(5,000)	$ 20.00	(49,900)	$ 12.83
Balance, June 30	2,182,002	$ 14.40	2,219,168	$ 12.39

The Corporation recognizes no compensation cost in respect of options granted under its employee Stock Option Plan. On March 14, 2002, the Corporation granted 525,000 new options to employees exercisable at $19.35 per share. The fair value of these options on their grant date, computed using the Black-Scholes option pricing model, was $5.6 million. If the Corporation applied the fair value method of accounting for stock-based compensation, the estimated fair value of $5.6 million would be recorded as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the three and six months ended June 30, 2002 would be to increase the net loss by $819 and $975 and to increase the basic and diluted loss per share to $0.03 and $0.07 respectively.

6. Supplementary Cash Flow Information

a) Components of changes in non-cash balances affecting operations are:

	Three months 2002	Three months 2001	Six months 2002	Six months 2001
Decrease (increase) in accounts receivable	$ 4,658	$ (3,842)	$ 17,451	$ (18,389)
Increase (decrease) in income taxes payable	(588)	(235)	(588)	3,696
Decrease (increase) in income taxes recoverable	(2,037)	–	(2,876)	–
Decrease (increase) in inventories	(1,658)	(5,470)	(11,788)	(4,679)
Increase (decrease) in accounts payable and accrued liabilities	(2,492)	1,536	(3,251)	9,325
	$ (2,117)	$ (8,011)	$ (1,052)	$ (10,047)

	Three months 2002	Three months 2001	Six months 2002	Six months 2001
b) Cash payments in respect of:				
Interest	$ –	$ –	$ 2,812	$ 2,646
Income taxes	$ 2,889	$ 3,176	$ 4,163	$ 4,950

	Three months 2002	Three months 2001	Six months 2002	Six months 2001
c) Cash receipts in respect of:				
Interest	$ 632	$ 1,202	$ 1,416	$ 2,111
Income taxes	$ 483	$ –	$ 483	$ –

7. Change in Accounting Policy

A new Canadian accounting standard was issued November 2001 applicable to years beginning on or after January 1, 2002. This standard eliminated the deferral and amortization of foreign exchange gains or losses arising from the translation of long-term debt and other similar monetary items into Canadian dollars. The Corporation adopted this new standard, with retroactive application, in 2002. As a result, certain items on the balance sheet at December 31, 2001 have been restated as follows: long term debt has increased by $3,589; future taxes payable have decreased by $1,437; and retained earnings have decreased by $2,152. Also, previously reported results for the three months and six months ended June 30, 2001 have been restated to: increase (decrease) financial expense by $(2,880) and $638 respectively; increase (decrease) the provision for future income taxes by $1,152 and $(255) respectively; and increase (decrease) net earnings by $1,728 and $(383) respectively; and diluted earnings per share by $.05 and $(.01) respectively.

Had this change not been made, at June 30, 2002 long term debt would have been $70,677, future income taxes payable would have been $3,917 and retained earnings would have been $85,688 and for the three and six months ended March 31, 2002, financial expense would have been $4,188 and $5,319 respectively, the provision for recovery of future taxes would have been $1,926 and $3,417 respectively and the net loss would have been $2,893 and $4,396 respectively. Basic and diluted loss per share would have been $0.08 for the three month period, and $0.13 for the six month period.

8. Financial Instruments

Effective April 5, 2002, the Corporation entered into a transaction with a Canadian chartered bank that has the effect of converting the fixed interest rate payments on the Corporation's US$46,500 Senior Notes to a floating rate of 3.19% over LIBOR, which at June 30, 2002 was 1.96%. The agreement expires on October 15, 2004 (the maturity date for the Senior Notes) and requires the floating rate to be determined semi-annually in arrears on the same dates as the interest payments on the Senior Notes are due. Interest expense is adjusted to reflect the floating rate that applies for the period of the expense. The fair value of this agreement, after deducting the benefit recorded up to June 30, 2002, is estimated to be $198. On July 29, 2002, the Corporation sold its interest in this agreement for proceeds of $426 USD.

9. Contingency

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco's Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. The Mexican tax authorities have issued formal reassessments in respect of the 1996 and 1997 fiscal year tax filings claiming additional taxes, interest and penalties of Mexican Pesos 35.1 million ($5,630) in respect of 1996 and Mexican Pesos 31.3 million ($4,916) in respect of 1997; management expects to receive additional reassessments in respect of the years 1998 to 2000 which, assuming they are determined on the same basis as 1996 and 1997, management estimates will total approximately Mexican Pesos 60.0 million. The Corporation has lodged a formal appeal of the 1996 reassessment in the Mexican Tax Court; pending the outcome of this appeal, the reassessed amount in respect of 1996, which approximates Cdn. $5,630, has been paid by the Corporation and is included as a long term receivable in Intangible and Other Assets. Management, in consultation with its Mexican tax advisors, continues to believe that the basis for the reassessments for 1996 and 1997 is incorrect and that the full amount paid will be refunded, with interest, on completion of the court proceedings. However, should the Corporation be unsuccessful, the amount paid in respect of 1996 together with amounts as yet unpaid in respect of subsequent years will have to be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes.

CORPORATE INFORMATION

DIRECTORS

Fred J. Dyment [1,3]
Independent Businessman
Calgary, Alberta

Gary L. Kott [1,2]
Independent Businessman
Belleville, Texas

William S. Rice [2,3]
Chairman of the Board
Managing Partner, Bennett Jones LLP
Calgary, Alberta

Norman W. Robertson [1,2,3]
Independent Businessman
Calgary, Alberta

Robert M. Tessari
President & Chief Executive Officer
Tesco Corporation
Calgary, Alberta

1. Audit Committee
2. Compensation Committee
3. Corporate Governance Committee

OFFICERS

Robert M. Tessari
President & Chief Executive Officer

Mark W. Fischer
Executive Vice President &
Chief Operating Officer

Martin Hall
Senior Vice President Finance;
Chief Financial Officer

Per G. Angman
Senior Vice President
Engineering & Design

K. Evert Beierbach
Senior Vice President
New Product & Process Development

Kenneth M. Bagan
Senior Vice President Corporate
Development, General Counsel
& Secretary

Bonita M. Croft
Associate General Counsel
& Assistant Secretary

Carol A. Rosdobutko
Vice President, Human Resources

Nigel M. Lakey
Vice President, Services
Eastern Hemisphere

Daniel J. Withoff
Vice President & General Manager
Latin America

Michael Hensley
Vice President, Services
Western Hemisphere

Lou Klaver
Vice President, Manufacturing

BANKERS

Bank of Nova Scotia
Calgary, Alberta

Sterling Bank
Houston, Texas

LEGAL COUNSEL

Bennett Jones
Calgary, Alberta

Gardere Wynne
Houston, Texas

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

TRANSFER AGENTS

Computershare Trust Company
of Canada
Calgary, Alberta

Computershare Trust Company
Denver, Colorado

LOCATIONS

Tesco Corporation
(Corporate Headquarters)
6204 – 6A Street S.E.
Calgary, Alberta T2H 2B7
Tel: 403 233 0757 Fax: 403 252 3362

Tesco Operations
(Manufacturing)
4930 – 74th Avenue S.E.
Calgary, Alberta T2C 3C9
Tel: 403 301 4200 Fax: 403 253 3578

Tesco Operations
(Services)
11330 Brittmoore Park Drive
Houston, Texas 77041
Tel: 713 849 5900 Fax: 713 849 0075

Tesco Corporation Sucursal Mexico
Calle 1 Sur
Manzana "L" lote 2AYEB PIP
Laguna Azul C.P. 24140
Cuidad del Carmen
Campeche, Mexico
Tel/Fax: 011 529 382 7645

Tesco Corporation Sucursal Argentina
Ave. Corrientes 330 Piso 3 Office 306
C1043 AAQ – Buenos Aires
Argentina
Tel: 011 54 11 4394 6368
Fax: 011 54 11 4394 6366

Tesco Corporation Sucursal Venezuela
San Jose de Guanipa,
Sector Vea, Galpon Ventoca
El Tigre, Edo Anzoategui
Venezuela
Tel: 011 58 283 255 6697
Fax: 011 58 283 255 7304

DSI Drilling Services International BV
Noorderkade #36
1948 NR, Beverwijk
The Netherlands
Tel: 011 31 251 224 442
Fax: 011 31 251 210 592

PT Tesco Indonesia
Ratu Plaza Office Tower, 12th floor
Jl.Jend. Sudirman No. 9
Jakarta 10270
Indonesia
Tel 011 62 21 725 5454
Fax: 011 62 21 725 5352

Tesco Algeria Corporation
Lotissement Cadat
No. 26 Les Sources
Birmourad Rais
Algiers, Algeria

TESCO

иHHOBaцiї в технологiї буравлення NEΩTEPIΣMOI ΣTHN TEXNOΛOΓIA THΣ ΓEΩTPHΣEΩΣ inovácia v technologii vrtania
NHŨNG ĐỔI MỚI TRONG KỸ THUẬT KHOAN DẦU uusinta tietoa öljyntoraus tekniikasta vernieuwingen in boortechnologie
ड्लिन्ग तकनालोजी मे नइी खेज **innovations in drilling technology** ابتكارات جديدة في حقل تكنولوجية حفر الآبار
újítások és fúrástechnológia inovatii in tehnologia forarilor 革新的なドリル技術 nye ideer for boreteknologien
innowacje technologii wiertnictwa naftowego innovazioni tecnologici della trivellazione di pozzi di petrolio

TESCO CORPORATION

6204 – 6A Street SE
Calgary, Alberta
Canada T2H 2B7

Tel: 403 233 0757
Fax: 403 252 3362

info@tescocorp.com

www.tescocorp.com

Printed in Canada